Exhibit 99.2

Ontario Securities Commission
British Columbia Securities Commission

Apri119, 2013

Dear Sirs

Re: Notice of change of auditors of Caledonia Mining Corporation

We have read the Notice of Caledonia Mining Corporation dated April15, 2013 and are in agreement with the statements contained in such Notice.

Director

KPMGinc
Registered Auditors in Public Practise
85 Empire Road
Parktown
2193
South Africa